EX99.2

WHEATON
PRECIOUS METALS

FIRST QUARTER REPORT 2024

Management's Discussion & Analysis

20 YEARS of VALUE THROUGH STREAMING

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2024
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, the related MD&A and the 2023 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR+ at www.sedarplus.ca. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 44 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of May 9, 2024.

Table of Contents
Highlights	5
Outlook	6
Mineral Stream Interests	7
Updates on the Operating Mineral Stream Interests	8
Updates on the Development Stage Mineral Stream Interests	9
Mineral Royalty Interests	10
Long-Term Equity Investments	11
Summary of Units Produced	12
Summary of Units Sold	13
Quarterly Financial Review	14
Results of Operations and Operational Review	15
General and Administrative	19
Share Based Compensation	20
Donations and Community Investments	20
Other Income (Expense)	20
Finance Costs	21
Income Tax Expense (Recovery)	21
Liquidity and Capital Resources	22
Share Capital	30
Financial Instruments	30
New Accounting Standards Effective in 2024	31
Future Changes to Accounting Policies	31
Non-IFRS Measures	32
Subsequent Events	36
Controls and Procedures	36
Attributable Reserves and Resources	37
Cautionary Note Regarding Forward-Looking Statements	44

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of March 31, 2024, the Company has entered into 38 long-term agreements (30 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 32 different mining companies, related to precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 which have been placed into care and maintenance or have been closed, located in 16 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended March 31, 2024, the per ounce price paid by the Company for the metals acquired under the agreements averaged $439 for gold, $4.77 for silver, $182 for palladium and $2.98 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview
	Q1 2024	Q1 2023	Change
Units produced
Gold ounces	93,370	73,019	27.9%
Silver ounces	5,476	5,134	6.7%
Palladium ounces	4,463	3,705	20.5%
Cobalt pounds	240	124	93.1%
Gold equivalent ounces [2]	160,133	134,730	18.9%
Units sold
Gold ounces	92,019	62,605	47.0%
Silver ounces	4,067	3,749	8.5%
Palladium ounces	4,774	2,946	62.1%
Cobalt pounds	309	323	(4.3)%
Gold equivalent ounces [2]	143,184	109,293	31.0%
Change in PBND and Inventory [3]
Gold ounces	(3,550)	6,815	10,365
Silver ounces	560	518	(42)
Palladium ounces	(467)	653	1,120
Cobalt pounds	(85)	(207)	(122)
Gold equivalent ounces [2]	2,102	11,756	9,654
Per unit metrics
Sales price
Gold per ounce	$2,072	$1,904	8.8%
Silver per ounce	$23.77	$22.85	4.0%
Palladium per ounce	$980	$1,607	(39.0)%
Cobalt per pound	$15.49	$15.04	3.0%
Gold equivalent per ounce [2]	$2,073	$1,962	5.7%
Cash costs [4]
Gold per ounce [4]	$439	$496	11.5%
Silver per ounce [4]	$4.77	$5.07	5.9%
Palladium per ounce [4]	$182	$294	38.1%
Cobalt per pound [4,5]	$2.96	$3.30	10.3%
Gold equivalent per ounce [2,4]	$430	$475	9.5%
Cash operating margin [4]
Gold per ounce [4]	$1,633	$1,408	16.0%
Silver per ounce [4]	$19.00	$17.78	6.9%
Palladium per ounce [4]	$798	$1,313	(39.2)%
Cobalt per pound [4]	$12.53	$11.74	6.7%
Gold equivalent per ounce [2,4]	$1,643	$1,487	10.5%
Total revenue	$296,806	$214,465	38.4%
Gold revenue	$190,689	$119,196	60.0%
Silver revenue	$96,658	$85,678	12.8%
Palladium revenue	$4,677	$4,735	(1.2)%
Cobalt revenue	$4,782	$4,856	(1.5)%
Net earnings	$164,041	$111,391	47.3%
Per share	$0.362	$0.246	47.2%
Adjusted net earnings [4]	$163,589	$104,431	56.6%
Per share [4]	$0.361	$0.231	56.3%
Operating cash flows	$219,380	$135,104	62.4%
Per share [4]	$0.484	$0.299	61.9%
Dividends declared ⁶	$70,261	$67,910	3.5%
Per share	$0.155	$0.150	3.3%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)
Gold-equivalent ounces ("GEOs"), which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

3)
Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

4)	Refer to discussion on non-IFRS measures beginning on page 32 of this MD&A.
5)	Cash cost per pound of cobalt sold during the first quarter of 2023 was net of a previously recorded inventory write-down of $1 million, resulting in a decrease of $3.18 per pound of cobalt sold.
6)	As at March 31, 2024, cumulative dividends of $2,137 million have been declared by the Company.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [4]

Highlights
Operations
•	For the three months ended March 31, 2024, relative to the comparable period of the prior year:
o
Production amounted to 160,100 gold equivalent ounces ("GEOs"), an increase of 19% relative to the comparable period of the prior year, with gold production increasing 28% primarily due to the mill throughput expansion at Salobo and higher production at Constancia due to the mining of the high-grade zones of the Pampacancha deposit.

o	Sales volumes amounted to 143,200 GEO's, an increase of 31% relative to the comparable period of the prior year due to the higher production levels coupled with relative changes in PBND.
o
Revenue increased 38% or $82 million to $297 million (64% gold, 32% silver, 2% palladium and 2% cobalt), with the increase being primarily due to the higher sales volumes coupled with a 6% increase in realized commodity prices.

o	Gross margin amounted to $172 million, representing an increase of $54 million.
o	Net earnings amounted to $164 million, an increase of $53 million, primarily due to the higher gross margin and lower share based compensation costs, partially offset by a lower income tax recovery.
o	Operating cashflow amounted to $219 million, representing an $84 million increase.
•	On May 9, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share.

Corporate Development
•
On February 27, 2024, the Company closed the previously announced agreement with certain entities advised by Orion Resource Partners (“Orion”) to acquire existing PMPAs in respect of Ivanhoe Mines’ Platreef Project (the “Platreef PMPA”) and BMC Minerals’ Kudz Ze Kayah Project (the “Kudz Ze Kayah PMPA”) (the “Orion Purchase Agreement”).

•
On February 20, 2024, the Company acquired a 1.5% Net Smelter Royalty (“NSR”) from Integra Resources Corporation (“Integra”) on the DeLamar and Florida Mountain project located in Idaho, United States (the “DeLamar project”).

Other
•
The Company is within the scope of global minimum tax (“GMT”) under the OECD Pillar Two model rules (“Pillar Two”), under which large multinational entities will be subject to a 15% GMT. On May 2, 2024, the Canadian Federal Government introduced the Federal budget bill, C-69, into parliament which contains the Global Minimum Tax Act (“GMTA”) reflecting application of GMT to in-scope companies for fiscal years commencing on or after December 31, 2023. However, as of the date of this MD&A, the legislation related to the GMTA has not been enacted. As the legislation was not enacted as of the Balance Sheet date, for the three months ended March 31, 2024, the Company has recorded no current tax expense associated with GMT, although the Cayman Islands subsidiaries had net earnings of $165 million with 15% of such amounting to $25 million. The Company will recognize the tax expense associated with the GMT in its consolidated financial statements in the appropriate period relative to when the legislation is enacted. If enacted as drafted, the proposed Canadian rules in the GMTA would apply to the income of the Company's Cayman Island subsidiaries from January 1, 2024.

•
During the first quarter of 2024, the Company made total upfront cash payments of $462 million relative to the Platreef and Kudz Ze Kayah PMPAs ($450 million), the DeLamar royalty ($5 million) and the Mt Todd royalty ($7 million).

•	During April 2024, the Company disposed of its investment in Hecla Mining Company for gross proceeds of $177 million.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

Outlook1
Wheaton's estimated attributable production in 2024 is forecast to be 325,000 to 370,000 ounces of gold, 18.5 to 20.5 million ounces of silver, and 12,000 to 15,000 gold equivalent ounces (“GEOs”) of other metals, resulting in production of approximately 550,000 to 620,000 GEOs2, unchanged from previous guidance.

Annual production is forecast to increase by approximately 40% to over 800,000 GEOs2 by 2028, with average annual production forecast to grow to over 850,000 GEOs2 in years 2029 to 2033, also unchanged from previous guidance.

Liquidity
From a liquidity perspective, the $306 million of cash and cash equivalents as at March 31, 2024 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
2 Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt. Other metal includes palladium, platinum and cobalt. Not included in Wheaton’s long-term forecast and instead classified as ‘optionality’, includes potential future production from Pascua Lama, Navidad, Toroparu, Cotabambas, Metates, DeLamar and additional expansions at Salobo outside of the Salobo III mine expansion project. Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [6]

Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:
					Total Upfront Consideration
Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Production Payment Per Unit [2,3]	Paid to Mar 31 2024 [3]	To be Paid [1,2]	Total ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q1-2024 PBND [3,4]	Term ¹
Gold
Salobo	Vale	BRA	75%	$425	$ 3,429,360	$ 163,000	$ 3,592,360	$ 2,258,415	2,026,116	64,560	LOM
Sudbury ⁵	Vale	CAN	70%	$400	623,572	-	623,572	295,913	282,599	12,390	20 years ⁵
Constancia	Hudbay	PER	50%	$420	135,000	-	135,000	254,227	197,927	2,914	LOM
San Dimas	FM	MEX	variable ⁶	$631	220,000	-	220,000	267,744	245,194	2,204	LOM
Stillwater ⁷	Sibanye	USA	100%	18%	237,880	-	237,880	86,366	62,112	5,372	LOM
Other
Minto	MNTO	CAN	100% ⁸	50%	47,283	-	47,283	230,824	231,091	-	LOM
Copper World	Hudbay	USA	100%	$450	-	39,296	39,296	-	-	-	LOM
Marmato ⁹	Aris	CO	10.5% ⁹	18%	45,400	117,600	163,000	12,164	7,931	102	LOM
Santo Domingo	Capstone	CHL	100% ¹⁰	18%	30,000	260,000	290,000	-	-	-	LOM
Fenix	Rio2	CHL	6% ¹¹	18%	25,000	25,000	50,000	-	-	-	LOM
Blackwater	Artemis	CAN	8% ¹²	35%	340,000	-	340,000	-	-	-	LOM
Curipamba	Adventus	ECU	50% ¹³	18%	10,190	119,165	129,355	-	-	-	LOM
Marathon	Gen Mining	CAN	100% ¹⁴	18%	21,857	103,321	125,178	-	-	-	LOM
Goose	B2Gold	CAN	2.78% ¹⁵	18%	83,750	-	83,750	-	-	-	LOM
Cangrejos	Lumina	ECU	6.6% ¹⁶	18%	28,700	271,300	300,000	-	-	-	LOM
Platreef	Ivanhoe	SA	62.5% ¹⁷	$100	275,300	-	275,300	-	-	-	LOM ¹⁷
Curraghinalt	Dalradian	UK	3.05% ¹⁸	18%	20,000	55,000	75,000	-	-	-	LOM
Kudz Ze Kayah	BMC	CAN	6.875% ¹⁹	20%	13,860	1,800	15,660	-	-	-	LOM
					$ 5,587,152	$ 1,155,482	$ 6,742,634	$ 3,405,653	3,052,970	87,542
Silver
Peñasquito	Newmont	MEX	25%	$4.50	$ 485,000	$ -	$ 485,000	$ 1,424,319	81,926	1,005	LOM
Antamina	Glencore	PER	33.75% ²⁰	20%	900,000	-	900,000	700,306	44,986	574	LOM
Constancia	Hudbay	PER	100%	$6.20	294,900	-	294,900	238,658	17,936	144	LOM
Other
Los Filos	Equinox	MEX	100%	$4.68	4,463	-	4,463	41,305	2,228	28	25 years ²¹
Zinkgruvan	Lundin	SWE	100%	$4.68	77,866	-	77,866	501,640	33,561	357	LOM
Stratoni	Eldorado	GRC	100%	$11.54	57,500	-	57,500	155,868	10,378	-	LOM
Neves-Corvo	Lundin	PRT	100%	$4.46	35,350	-	35,350	167,095	9,832	135	50 years ²²
Aljustrel	Almina	PRT	100% ²³	$0.50	2,451	-	2,451	48,811	4,274	-	50 years ²²
Minto	MNTO	CAN	100% ⁸	$4.39	7,522	-	7,522	28,995	1,646	-	LOM
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90	625,000	-	625,000	372,767	19,775	-	LOM
Copper World	Hudbay	USA	100%	$3.90	-	191,855	191,855	-	-	-	LOM
Navidad	PAAS	ARG	12.5%	$4.00	10,788	32,400	43,188	-	-	-	LOM
Marmato ⁹	Aris	CO	100% ⁹	18%	7,600	4,400	12,000	2,568	130	3	LOM
Cozamin	Capstone	MEX	50% ²⁴	10%	150,000	-	150,000	42,775	2,009	101	LOM
Blackwater	Artemis	CAN	50% ¹²	18%	140,800	-	140,800	-	-	-	LOM
Curipamba	Adventus	ECU	75% ¹³	18%	3,675	43,084	46,759	-	-	-	LOM
Mineral Park	Waterton	US	100%	18%	-	115,000	115,000	-	2,149	-	LOM
Kudz Ze Kayah	BMC	CAN	6.875% ¹⁹	20%	24,640	3,200	27,840	-	-	-	LOM
					$ 2,827,555	$ 389,939	$ 3,217,494	$ 3,725,107	230,830	2,347
Palladium
Stillwater ⁷	Sibanye	USA	4.5% ²⁵	18%	$ 262,120	$ -	$ 262,120	$ 152,647	102,562	6,198	LOM
Platreef	Ivanhoe	SA	5.25% ¹⁷	30%	78,700	-	78,700	-	-	-	LOM ¹⁷
					$ 340,820	$ -	$ 340,820	$ 152,647	102,562	6,198
Platinum
Marathon	Gen Mining	CAN	22% ¹⁴	18%	$ 9,367	$ 44,280	$ 53,647	$ -	-	-	LOM
Platreef	Ivanhoe	SA	5.25% ¹⁷	30%	57,500	-	57,500	-	-	-	LOM ¹⁷
					$ 66,867	$ 44,280	$ 111,147	$ -	-	-
Cobalt
Voisey's Bay	Vale	CAN	42.4% ²⁶	18%	$ 390,000	$ -	$ 390,000	$ 53,942	3,307	360	LOM
Total PMPAs Currently Owned					$ 9,076,194	$ 1,589,701	$ 10,665,895	$ 7,337,349
Terminated / Matured PMPAs					1,303,697	-	$ 1,303,697	3,117,152
Total					$ 10,379,891	$ 1,589,701	$ 11,969,592	$ 10,454,501

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [7]

1)
Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 25 of this MD&A for more information.
3)
All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 27 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid.

4)
Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of March 31, 2024, the Company has received approximately $296 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.

6)
The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)
The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.

9)
Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

10)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
11)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

12)
Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.

13)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

14)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
15)
Once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

16)	Once Wheaton has received 700,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 4.4%.
17)
Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum (“Mtpa”), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, Sandstorm Gold Ltd. (which acquired Nomad Royalty Ltd. on August 15, 2022) (“Sandstorm”) is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Sandstorm combined). The values set out herein pertain only to Wheaton’s share of the payable gold.

18)	Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company’s attributable gold production will be reduced to 1.5%.
19)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered for a total of 660,000 ounces of gold and 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

20)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
21)	The term of the Los Filos PMPA ends on October 15, 2029.
22)	The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.
23)
Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

24)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
25)
Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

26)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay PMPA, the Company’s attributable cobalt production will be reduced to 21.2%.

Updates on the Operating Mineral Stream Interests
Salobo – Mill Throughput Expansion
On November 21, 2023, Vale S.A. (“Vale”) reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum (“Mtpa”) over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023. Salobo III is expected to achieve a sustained throughput capacity of 36 Mtpa in the fourth quarter of 2024. On April 24, 2024, Vale reported the continued ramp-up at Salobo III, which reached 90% average throughput in the first quarter.

Constancia – Expected Mine Life Extension
On March 28, 2024, Hudbay Minerals Inc., (“Hudbay”) reported that Constancia’s expected mine life has been extended by three years to 2041 as a result of the successful conversion of mineral resources to mineral reserves with the addition of a further mining phase at the Constancia pit following positive geotechnical drilling and studies in 2023. There remains potential for future mine life extensions based on the mineral resources that have not yet been converted to mineral reserves.

Antamina – Approval of the Modification of the Environmental Impact Study
On February 15, 2024, Peru’s National Environmental Certification Service for Sustainable Investments approved, after a detailed evaluation process, the Modification of the Environmental Impact Study, which will allow for the extension of Antamina’s mine life from 2028 to 2036.

Voisey’s Bay – Underground Mine Extension
Vale reports that physical completion of the Voisey’s Bay underground mine extension was 94% at the end of the first quarter, and that the main surface assets are completed and already operating. In the underground portion, the scope in Reid Brook is completed and the mine development at Eastern Deeps is concluded. Construction of the Bulk
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [8]

Material Handling system, dewatering and support facilities is ongoing. The full mine assets at Eastern Deeps are expected to be in operation by the end of 2024.

Updates on the Development Stage Mineral Stream Interests
Marmato Mine
On April 15, 2024, Aris Mining Corporation (“Aris”) provided an update that at the Marmato Lower Mine expansion project, the access road to the new processing facility area is now complete and earthworks in the plant area will commence soon. The contractor for the new portal and decline is fully mobilized and cutting of the portal face has commenced.

Fenix
On April 8, 2024, Rio2 Limited (“Rio2”) announced that its Chilean subsidiary has received the formal Environmental Qualification Resolution (“RCA”) for the Fenix gold project. The receipt of the RCA now allows Rio2 to advance permitting activities for the Fenix project. Rio2 has noted that there are four principal Sectorial Permits required before construction can commence at the Project: 1) Mining Methods; 2) Process Plant; 3) Waste Dumps & Stockpiles; and 4) Closure Plan and that work on these permits is well underway. Rio2 anticipates that the current timing for receipt of these principal permits is by the end of July 2024.

Blackwater
On February 21, 2024, Artemis Gold Inc., (“Artemis”) announced the results of an expansion study to optimize the timing of mine expansion through the advancing of Phase 2. A decision on the acceleration of the Phase 2 expansion is expected to be considered in the second half of 2024. On April 24, 2024, Artemis announced that overall construction was approximately 73% complete and that construction of major site water management facilities, including the water management pond, the central diversion system, and the Davidson Creek diversion, have been completed along with work on the tailings storage facility which is progressing well. Artemis also states that the project remains on schedule for first gold pour in the second half of 2024.

Curipamba
On January 22, 2024, Adventus Mining Corporation (“Adventus”) announced that the Ministry of Environment, Water and Energy Transition of the Government of Ecuador has granted the environmental license for the construction and operation of the El Domo – Curipamba project. On January 30, 2024, Adventus announced that the Ministry of Energy and Mines of Ecuador has issued a permit which grants approval for the design, construction, operation, and maintenance of the tailings storage facility (“TSF”) for the Curipamba project. The start of TSF construction is a key condition precedent for the Company to make additional upfront cash payments under the Curipamba PMPA.

On April 26, 2024, Adventus announced that Silvercorp Metals Inc. (“Silvercorp”) has entered into a definitive arrangement agreement with Adventus pursuant to which Silvercorp has agreed to acquire all of the issued and outstanding common shares of Adventus. Under the terms of the Curipamba PMPA, within 30 days of a change of control, Adventus has a one-time option to repurchase 33% of the gold and silver stream for an amount ensuring a fixed internal rate of return to the Company. As reported by Silvercorp, the existing stream with Wheaton, combined with Silvercorp’s existing cash and cash equivalents of approximately $200 million, is more than sufficient to fully fund the Curipamba project through construction.

Goose
On May 7, 2024, B2Gold Corp., (“B2Gold”) announced the successful completion of the 2024 winter ice road (“WIR”) campaign, delivering all necessary materials to complete the construction of the Goose project. B2Gold reports that while mill construction remains on schedule, development of the open pit and underground is slightly behind schedule due to equipment availability, adverse weather conditions and prioritization of critical path construction activities. As a result, B2Gold reports that first gold pour is now expected in the second quarter of 2025 with ramp up to full production in the third quarter of 2025, one quarter later than previous estimates.

Cangrejos
On January 18, 2024, Lumina Gold Corp., (“Lumina”) announced results from the phase 1 mining resource conversion drilling campaign in support of the ongoing feasibility study at Cangrejos. Lumina noted that the assays from the resource infill program continue to demonstrate the exceptional continuity of grade at Cangrejos. Lumina also noted that it is operating normally at the Cangrejos project and to date their activities have not been affected by the recent civil disturbances that have impacted other areas in Ecuador.

Platreef
On April 30, 2024, Ivanhoe Mines Ltd., (“Ivanhoe”) reported that construction activities for the Platreef Phase 1 concentrator are on schedule at almost 90% complete and on track for cold commissioning in the third quarter of 2024. An updated independent feasibility study on an optimized development plan for the acceleration of Phase 2 is planned to be completed and published in the fourth quarter of 2024. As a result of the planned acceleration of Phase 2, first feed and ramp-up of production will be deferred until mid-2025. In addition, a preliminary economic
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [9]

assessment on a Phase 3 expansion is expected to be completed at the same time, increasing Platreef’s processing capacity up to approximately 10 Mtpa. A Phase 3 expansion to 10 Mtpa processing capacity is expected to rank Platreef as one of the world’s largest platinum-group metal, nickel, copper and gold producers.

Curraghinalt
Subsequent to the quarter, the Planning Appeals Commission & Water Appeals Commission (“the commission”) in Northern Ireland concluded that the water abstraction and impoundment licenses (“water licenses”) relative to the Curraghinalt Project have been rescinded and that license applications would need to be resubmitted and subsequent public inquiry referrals held. The commission noted that it has suspended arrangements for the current inquiry timetable until it is in receipt of the expected water license applications, at which time it will move to set directions and new dates for the submission of statements of case, rebuttals, and for the opening of the re-scheduled hearing sessions in due course.

Cotabambas
On January 15, 2024, Panoro Minerals Ltd., (“Panoro”) announced that it has received the mineral resource estimate for the Cotabambas project, and now plan to complete the prefeasibility study.

Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract
Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17
			$46,352	$322,000	$368,352
1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 27 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Mineral Royalty Interests
The following table summarizes the mineral royalty interests owned by the Company as at March 31, 2024:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Upfront Consideration Paid to Date [2]	Upfront Consideration to be Paid [2]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract
Metates	Chesapeake	Mexico	0.5% NSR	$3,000	$-	$3,000	Life of Mine	07-Aug-2014
Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529	Life of Mine	04-Jan-2021
Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	-	3,600	Life of Mine	10-Sep-2023
Mt Todd [5]	Vista	Australia	1.0% GR	10,000	10,000	20,000	Life of Mine	13-Dec-2023
DeLamar [6]	Integra	USA	1.5% NSR	4,875	4,875	9,750	Life of Mine	20-Feb-2024
				$25,004	$14,875	$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)
The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)
The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

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Long-Term Equity Investments
The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at March 31, 2024 and December 31, 2023:

	March 31	December 31
(in thousands)	2024	2023
Common shares held	$245,678	$246,026
Warrants held	974	652
Total long-term equity investments	$246,652	$246,678

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three months ended March 31, 2024 and 2023 is presented below:

Common Shares Held
	Three Months Ended March 31, 2024
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2023	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Mar 31, 2024	Realized Gain on Disposal
Bear Creek	15,707	6.90%	$ 2,138	$ -	$ -	$ 470	$ 2,608	$ -
Kutcho	18,640	12.03%	1,551	-	-	100	1,651	-
Hecla	34,980	5.60%	168,255	-	-	-	168,255	-
B2Gold	12,025	0.92%	38,094	-	-	(6,590)	31,504	-
Other			35,988	5,122	-	550	41,660	-
Total			$ 246,026	$ 5,122	$ -	$ (5,470)	$ 245,678	$ -

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).
	Three Months Ended March 31, 2023
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Mar 31, 2023	Realized Loss on Disposal
Bear Creek	13,264	8.58%	$ 7,443	$ -	$ -	$ (680)	$ 6,763	$ -
Sabina	31,095	5.56%	30,535	-	-	16,569	47,104	-
Kutcho	18,640	14.79%	3,097	-	-	897	3,994	-
Hecla	35,012	5.76%	194,668	-	-	26,960	221,628	-
Other			19,792	8,168	(27)	908	28,841	(990)
Total			$ 255,535	$ 8,168	$ (27)	$ 44,654	$ 308,330	$ (990)

1)	Disposals during 2023 were made as a result of the acquisition of the companies to which the shares relate by unrelated third-party entities.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.
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Summary of Units Produced
	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Gold ounces produced ²
Salobo	61,622	71,778	69,045	54,804	43,677	37,939	44,212	34,129
Sudbury [3]	7,049	5,823	3,857	5,818	6,203	5,270	3,437	5,289
Constancia	13,897	22,292	19,003	7,444	6,905	10,496	7,196	8,042
San Dimas [4]	7,542	10,024	9,995	11,166	10,754	10,037	11,808	10,044
Stillwater [5]	2,637	2,341	2,454	2,017	1,960	2,185	1,833	2,171
Other
Marmato	623	668	673	639	457	533	542	778
777 [6]	-	-	-	-	-	-	-	3,509
Minto [7]	-	-	-	1,292	3,063	2,567	3,050	2,480
Total Other	623	668	673	1,931	3,520	3,100	3,592	6,767
Total gold ounces produced	93,370	112,926	105,027	83,180	73,019	69,027	72,078	66,442
Silver ounces produced [2]
Peñasquito [8]	2,643	1,036	-	1,744	2,076	1,761	2,017	2,089
Antamina	806	1,030	894	984	872	1,067	1,327	1,330
Constancia	640	836	697	420	552	655	564	584
Other
Los Filos	42	28	28	28	45	14	21	35
Zinkgruvan	641	510	785	374	632	664	642	739
Neves-Corvo	524	573	486	407	436	369	323	345
Aljustrel [9]	-	-	327	279	343	313	246	292
Cozamin	173	185	165	184	141	157	179	169
Marmato	7	10	11	7	8	9	7	7
Yauliyacu [10]	-	-	-	-	-	261	463	756
Minto [7]	-	-	-	14	29	33	33	26
Keno Hill [11]	-	-	-	-	-	-	-	48
777 [6]	-	-	-	-	-	-	-	80
Total Other	1,387	1,306	1,802	1,293	1,634	1,820	1,914	2,497
Total silver ounces produced	5,476	4,208	3,393	4,441	5,134	5,303	5,822	6,500
Palladium ounces produced ²
Stillwater [5]	4,463	4,209	4,006	3,880	3,705	3,869	3,229	3,899
Cobalt pounds produced ²
Voisey's Bay	240	215	183	152	124	128	226	136
GEOs produced [12]	160,133	164,818	147,230	137,176	134,730	132,780	142,103	144,019
Average payable rate [2]
Gold	94.8%	95.1%	95.4%	95.1%	95.1%	94.9%	95.1%	95.1%
Silver	84.5%	83.0%	78.3%	83.7%	83.1%	84.2%	86.3%	86.5%
Palladium	96.9%	95.9%	93.6%	94.1%	96.0%	91.7%	95.0%	94.6%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [11]	90.7%	91.6%	90.8%	90.8%	89.8%	89.9%	90.9%	90.7%

1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
8)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
9)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
10)	On December 14, 2022, the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
11)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
12)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [12]

Summary of Units Sold
	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Gold ounces sold
Salobo	56,841	76,656	44,444	46,030	35,966	41,029	31,818	48,515
Sudbury [2]	4,129	5,011	4,836	4,775	4,368	4,988	5,147	7,916
Constancia	20,123	19,925	12,399	9,619	6,579	6,013	6,336	7,431
San Dimas	7,933	10,472	9,695	11,354	10,651	10,943	10,196	10,633
Stillwater [3]	2,355	2,314	1,985	2,195	2,094	1,783	2,127	2,626
Other
Marmato	638	633	792	467	480	473	719	781
777	-	-	275	153	126	785	3,098	3,629
Minto	-	-	-	701	2,341	2,982	2,559	2,806
Total Other	638	633	1,067	1,321	2,947	4,240	6,376	7,216
Total gold ounces sold	92,019	115,011	74,426	75,294	62,605	68,996	62,000	84,337
Silver ounces sold
Peñasquito	1,839	442	453	1,913	1,483	2,066	1,599	2,096
Antamina	762	1,091	794	963	814	1,114	1,155	1,177
Constancia	726	665	435	674	366	403	498	494
Other
Los Filos	44	24	30	37	34	16	24	41
Zinkgruvan	297	449	714	370	520	547	376	650
Neves-Corvo	243	268	245	132	171	80	105	167
Aljustrel	1	86	142	182	205	156	185	123
Cozamin	147	141	139	150	119	150	154	148
Marmato	8	9	11	7	7	7	8	11
Yauliyacu	-	-	-	-	-	337	1,005	817
Stratoni	-	-	-	-	-	-	-	(2)
Minto	-	-	-	7	29	23	22	21
Keno Hill	-	-	-	-	1	1	30	30
777	-	-	2	2	-	35	73	75
Total Other	740	977	1,283	887	1,086	1,352	1,982	2,081
Total silver ounces sold	4,067	3,175	2,965	4,437	3,749	4,935	5,234	5,848
Palladium ounces sold
Stillwater [3]	4,774	3,339	4,242	3,392	2,946	3,396	4,227	3,378
Cobalt pounds sold
Voisey's Bay	309	288	198	265	323	187	115	225
GEOs sold [4]	143,184	155,059	111,935	129,734	109,293	128,662	125,053	154,737
Cumulative payable units PBND [5]
Gold ounces	87,542	91,092	98,715	72,916	77,377	70,562	74,053	67,529
Silver ounces	2,347	1,787	1,469	1,777	2,531	2,013	2,481	2,694
Palladium ounces	6,198	6,666	5,607	6,122	5,751	5,098	5,041	6,267
Cobalt pounds	360	356	377	251	285	258	403	280
GEO [4]	119,968	117,293	120,864	98,039	111,216	97,934	107,718	103,465
Inventory on hand
Cobalt pounds	-	88	155	310	398	633	556	582
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [13]

Quarterly Financial Review 1

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Q1 2024			Q4 2023			Q3 2023			Q2 2023			Q1 2023			Q4 2022			Q3 2022					Q2 2022
Gold ounces sold	xx	xx	92,019	xx	xx	115,011	xx	xx	74,426	xx	xx	75,294	xx	xx	62,605	xx	xx	68,996	xx	xx	62,000	xx	xx	84,337
Realized price [2]			$2,072			$2,006			$1,944			$1,986			$1,904			$1,725			$1,728			$1,872
Gold sales			$190,689			$230,716			$144,707			$149,511			$119,196			$119,051			$107,128			$157,842
Silver ounces sold			4,067			3,175			2,965			4,437			3,749			4,935			5,234			5,848
Realized price [2]			$23.77			$23.77			$23.73			$24.13			$22.85			$21.52			$19.16			$22.27
Silver sales			$96,658			$75,465			$70,372			$107,081			$85,678			$106,175			$100,270			$130,228
Palladium ounces sold			4,774			3,339			4,242			3,392			2,946			3,396			4,227			3,378
Realized price [2]			$980			$1,070			$1,251			$1,438			$1,607			$1,939			$2,091			$2,132
Palladium sales			$4,677			$3,574			$5,307			$4,879			$4,735			$6,586			$8,838			$7,203
Cobalt pounds sold			309			288			198			265			323			187			115			225
Realized price [2]			$15.49			$12.92			$13.87			$13.23			$15.04			$22.62			$22.68			$34.01
Cobalt sales			$4,782			$3,716			$2,751			$3,501			$4,856			$4,239			$2,600			$7,649
Total sales			$296,806			$313,471			$223,137			$264,972			$214,465			$236,051			$218,836			$302,922
Cash cost [2,3]
Gold / oz			$439			$437			$444			$461			$496			$475			$474			$465
Silver / oz			$4.77			$5.02			$5.10			$5.01			$5.07			$5.00			$5.59			$5.61
Palladium / oz			$182			$198			$223			$261			$294			$357			$353			$408
Cobalt / lb [4]			$2.96			$3.14			$3.66			$3.20			$3.30			$16.52			$7.21			$6.86
Depletion [2]
Gold / oz			$404			$405			$381			$365			$360			$357			$353			$369
Silver / oz			$5.03			$5.29			$4.57			$4.92			$4.48			$4.98			$5.84			$5.28
Palladium / oz			$445			$445			$459			$445			$408			$399			$399			$399
Cobalt / lb			$12.77			$12.80			$12.98			$13.85			$13.85			$13.72			$13.63			$10.40
Gain on disposal of PMPA			$-			$-			$-			$5,027			$-			$51,443			$104,425			$-
Impairment (reversal)			$-			$-			$-			$-			$-			$1,719			$(10,330)			$-
Net earnings			$164,041			$168,435			$116,371			$141,448			$111,391			$166,125			$196,460			$149,074
Per share
Basic			$0.362			$0.372			$0.257			$0.312			$0.246			$0.367			$0.435			$0.330
Diluted			$0.362			$0.371			$0.257			$0.312			$0.246			$0.367			$0.434			$0.330
Adjusted net earnings [3]			$163,589			$164,569			$121,467			$142,584			$104,431			$103,744			$93,878			$149,283
Per share
Basic			$0.361			$0.363			$0.268			$0.315			$0.231			$0.229			$0.208			$0.331
Diluted			$0.361			$0.363			$0.268			$0.314			$0.230			$0.229			$0.208			$0.330
Cash flow from operations			$219,380			$242,226			$171,103			$202,376			$135,104			$172,028			$154,497			$206,359
Per share [3]
Basic			$0.484			$0.535			$0.378			$0.447			$0.299			$0.381			$0.342			$0.457
Diluted			$0.484			$0.534			$0.377			$0.446			$0.298			$0.380			$0.342			$0.456
Dividends declared			$70,261			$67,950			$67,946			$67,938			$67,910			$67,797			$67,754			$67,708
Per share			$0.155			$0.150			$0.150			$0.150			$0.150			$0.150			$0.150			$0.150
Total assets			$7,180,455			$7,031,185			$6,881,515			$6,879,905			$6,905,479			$6,759,906			$6,587,595			$6,448,695
Total liabilities			$101,260			$45,669			$38,254			$33,492			$93,025			$42,231			$38,783			$31,894
Total shareholders' equity			$7,079,195			$6,985,516			$6,843,261			$6,846,413			$6,812,454			$6,717,675			$6,548,812			$6,416,801

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 32 of this MD&A.
4)
Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. During the three months ended March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023, the cobalt inventory sold was net of the inventory write-down taken in 2022 in the amount of $1.0 million, $0.5 million,  $0.1 million and $0.02 million, respectively, resulting in a decrease to the reported cost of cobalt sold of $3.18 per pound of cobalt sold, $1.81 per pound of cobalt sold, $0.51 per pound of cobalt sold and $0.08 per pound of cobalt sold, respectively.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [14]

Results of Operations and Operational Review
The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended March 31, 2024 and 2023
The following two tables present the results of operations based on the Company’s reportable operating segments.

Three Months Ended March 31, 2024
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	61,622	56,841		$2,073		$425		$393	$117,851	$71,396	$94,050	$2,659,099
Sudbury [4]	7,049	4,129		2,049		400		1,145	8,461	2,081	6,814	257,757
Constancia	13,897	20,123		2,073		420		316	41,723	26,910	33,263	73,912
San Dimas	7,542	7,933		2,073		631		279	16,448	9,237	11,445	142,512
Stillwater	2,637	2,355		2,073		372		510	4,883	2,806	4,008	210,267
Other [5]	623	638		2,073		374		527	1,323	748	1,084	892,983
	93,370	92,019		$2,072		$439		$404	$190,689	$113,178	$150,664	$4,236,530
Silver
Peñasquito	2,643	1,839		$23.74		$4.50		$4.06	$43,650	$27,901	$35,375	$268,758
Antamina	806	762		23.74		4.68		7.06	18,088	9,147	14,523	514,154
Constancia	640	726		23.74		6.20		6.24	17,236	8,200	12,734	175,049
Other [6]	1,387	740		23.89		4.15		4.16	17,684	11,539	15,819	603,933
	5,476	4,067		$23.77		$4.77		$5.03	$96,658	$56,787	$78,451	$1,561,894
Palladium
Stillwater	4,463	4,774		$980		$182		$445	$4,677	$1,683	$3,808	$218,542
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,786
	4,463	4,774		$980		$182		$445	$4,677	$1,683	$3,808	$297,328
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,564
	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,015
Cobalt
Voisey's Bay	240	309		$15.49		$2.96		$12.77	$4,782	$(73)	$7,006	$348,000
Operating results									$296,806	$171,575	$239,929	$6,510,767
Other
General and administrative										$(10,464)	$(15,958)
Share based compensation										(1,281)	(11,129)
Donations and community investments										(1,570)	(1,373)
Finance costs										(1,442)	(1,125)
Other										7,196	9,152
Income tax										27	(116)
Total other										$(7,534)	$(20,549)	$669,688
										$164,041	$219,380	$7,180,455

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)
Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin  silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Three Months Ended March 31, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	43,677	35,966		$1,904		$420		$330	$68,475	$41,471	$53,355	$2,371,378
Sudbury [4]	6,203	4,368		1,904		400		1,025	8,317	2,095	6,346	278,941
Constancia	6,905	6,579		1,904		416		316	12,526	7,710	9,788	93,506
San Dimas	10,754	10,651		1,904		624		260	20,279	10,865	13,629	153,101
Stillwater	1,960	2,094		1,904		334		510	3,987	2,220	3,288	214,783
Other [5]	3,520	2,947		1,904		1,385		86	5,612	1,278	1,155	525,338
	73,019	62,605		$1,904		$496		$360	$119,196	$65,639	$87,561	$3,637,047
Silver
Peñasquito	2,076	1,483		$22.84		$4.43		$4.06	$33,872	$21,276	$27,303	$287,647
Antamina	872	814		22.84		4.55		7.06	18,594	9,142	14,888	539,623
Constancia	552	366		22.84		6.14		6.24	8,353	3,825	6,107	190,664
Other [6]	1,634	1,086		22.87		5.96		2.53	24,859	15,637	20,047	450,412
	5,134	3,749		$22.85		$5.07		$4.48	$85,678	$49,880	$68,345	$1,468,346
Palladium
Stillwater	3,705	2,946		$1,607		$294		$408	$4,735	$2,666	$3,870	$225,609
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,440
Cobalt
Voisey's Bay	124	323		$15.04		$3.30⁷		$13.85	$4,856	$(684)	$4,485	$356,447
Operating results									$214,465	$117,501	$164,261	$5,696,889
Other
General and administrative										$(10,099)	$(13,836)
Share based compensation										(7,397)	(16,675)
Donations and community investments										(1,378)	(1,408)
Finance costs										(1,378)	(1,070)
Other										7,562	7,176
Income tax										6,580	(3,344)
Total other										$(6,110)	$(29,157)	$1,208,590
										$111,391	$135,104	$6,905,479

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 34 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Other gold interests are comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba and Goose gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

7)	Cash cost per pound of cobalt sold during the first quarter of 2023 was net of a previously recorded inventory write-down of $1 million, resulting in a decrease of $3.18 per pound of cobalt sold.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Comparative Results of Operations on a GEO Basis

	Q1 2024	Q1 2023	Change	Change
GEO Production [1,2]	160,133	134,730	25,404	18.9%
GEO Sales [2]	143,184	109,293	33,891	31.0%
Average price per GEO sold [2]	$2,073	$1,962	$111	5.7%
Revenue	$296,806	$214,465	$82,341	38.4%
Cost of sales, excluding depletion	$61,555	$51,964	$(9,591)	(18.5)%
Depletion	63,676	45,000	(18,676)	(41.5)%
Cost of Sales	$125,231	$96,964	$(28,267)	(29.2)%
Gross Margin	$171,575	$117,501	$54,074	46.0%
General and administrative expenses	10,464	10,099	(365)	(3.6)%
Share based compensation	1,281	7,397	6,116	82.7%
Donations and community investments	1,570	1,378	(192)	(13.9)%
Earnings from Operations	$158,260	$98,627	$59,633	60.5%
Other income (expense)	7,196	7,562	(366)	(4.8)%
Earnings before finance costs and income taxes	$165,456	$106,189	$59,267	55.8%
Finance costs	1,442	1,378	(64)	(4.6)%
Earnings before income taxes	$164,014	$104,811	$59,203	56.5%
Income tax recovery	(27)	(6,580)	(6,553)	(99.6)%
Net earnings	$164,041	$111,391	$52,650	47.3%

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

GEO Production
For the three months ended March 31, 2024, attributable GEO production was 160,100 ounces, with the 25,400 ounce increase from the comparable period in 2023 being primarily attributable to the following factors:
•
17,900 ounce or 41% increase from Salobo resulting from higher throughput, with production from the third concentrator line commencing at the end of 2022 and achieving the initial completion test of 32 Mtpa in Q4 2023. From a throughput perspective, the three 12 mtpa lines operated at approximately 82% of capacity during Q1-2024 as compared to approximately 54% during Q1-2023;

•
8,000 ounce or 60% increase from Constancia (comprised of 7,000 gold ounces and 88,000 silver ounces), primarily due to a significant increase in grades attributable to the mining of the high-grade zones of the Pampacancha deposit; and

•	6,500 ounce or 27% increase from Peñasquito (567,000 silver ounces) primarily due to higher grades; partially offset by
•
5,700 ounce or 26% decrease from the Other mines (comprised of 2,900 gold ounces and 247,000 silver ounces), primarily due to the closure of the Minto mine and the temporary suspension of attributable production from Aljustrel; and

•	3,200 ounce or 30% decrease from San Dimas, primarily due to lower throughput and grades.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Net Earnings
For the three months ended March 31, 2024, net earnings amounted to $164 million, with the $53 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended March 31, 2023		$111,391
Variance in gross margin
Variance in revenue due to:
Payable gold production	$36,268
Payable silver production	8,213
Payable palladium production	1,137
Payable cobalt production	1,623
Total payable production		$47,241
Changes in inventory and PBND		18,749
Prices realized per ounce sold		16,351
Total increase to revenue		$82,341
Variance in cost of sales due to:
GEO payable production volume		$(22,228)
GEO payable production mix differences		5,669
Changes in inventory and PBND		(7,504)
Cash cost per ounce		(171)
Depletion per ounce		(4,033)
Total increase to cost of sales		$(28,267)
Total increase to gross margin		$54,074
Other variances
General and administrative expenses (see page 19)		(365)
Share based compensation (see page 20)		6,116
Donations and community investment (see page 20)		(192)
Other income / expense (see page 20)		(366)
Finance costs (see page 21)		(64)
Income taxes (see page 21)		(6,553)
Total increase in net earnings		$52,650
Net earnings for the three months ended March 31, 2024		$164,041

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

General and Administrative

	Three Months Ended March 31
(in thousands)	2024	2023
Corporate
Salaries and benefits	$ 3,964	$ 3,860
Depreciation	218	288
Professional fees	494	514
Business travel	284	341
Director fees	289	333
Business taxes	347	574
Audit and regulatory	879	832
Insurance	497	538
Other	1,283	1,064
General and administrative - corporate	$ 8,255	$ 8,344
Subsidiaries
Salaries and benefits	$ 1,401	$ 1,161
Depreciation	119	103
Professional fees	191	71
Business travel	71	53
Director fees	63	52
Business taxes	73	74
Insurance	17	16
Other	274	225
General and administrative - subsidiaries	$ 2,209	$ 1,755
Consolidated general and administrative	$ 10,464	$ 10,099

General and administrative expenses for the three months ended March 31, 2024 were consistent with 2023.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Share Based Compensation

	Three Months Ended March 31
(in thousands)	2024	2023
Equity settled share based compensation [1]
Stock options	$ 674	$ 631
Restricted share units	924	911
Cash settled share based compensation
PSUs	(317)	5,855
Total share based compensation	$ 1,281	$ 7,397

1)	Equity settled share based compensation is a non-cash expense.

For the three months ended March 31, 2024, share based compensation decreased by $6 million relative to the comparable period in the previous year with the decrease being primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”).

Donations and Community Investments

	Three Months Ended March 31
(in thousands)	2024	2023
Local donations and community investments [1]	$ 689	$ 535
Partner donations and community investments [2]	881	843
Total donations and community investments	$ 1,570	$ 1,378

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.

Other Income (Expense)

	Three Months Ended March 31
(in thousands)	2024	2023
Interest income	$ 5,738	$ 6,931
Dividend income	700	217
Foreign exchange gain (loss)	575	273
Gain (loss) on fair value adjustment of share purchase warrants held	183	175
Other	-	(34)
Total other income (expense)	$ 7,196	$ 7,562

Interest Income
For the three months ended March 31, 2024, interest income decreased by $1 million, a result of the average cash balance during the period decreasing from approximately $667 million to approximately $434 million, partially offset by an increase in the rates of interest earned of approximately 1%.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Finance Costs

	Three Months Ended March 31
(in thousands)	2024	2023
Costs related to undrawn credit facilities	$ 1,338	$ 1,316
Interest expense - lease liabilities	74	17
Letter of guarantee	30	45
Total finance costs	$ 1,442	$ 1,378

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2024	2023
Current income tax expense (recovery)	$ 59	$ (2,641)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$ 225	$ 1,361
Write down (reversal of write down) or recognition of prior period temporary differences	(311)	(5,300)
Total deferred income tax recovery	$ (86)	$ (3,939)
Total income tax expense (recovery) recognized in net earnings	$ (27)	$ (6,580)

For the three months ended March 31, 2023, the Company reflected a deferred tax recovery of $4 million in net earnings, which offsets a deferred tax expense in the statement of OCI of $4 million, resulting from an increase in unrealized gains on long-term investments in equity instruments. Additionally, for the three months ended March 31, 2023, the Company reflected a current tax recovery of $3 million, reflecting the loss for Canadian tax purposes in Q1-2023, with this loss partially reducing the previously estimated Canadian income tax expense associated with the disposition of the Keno Hill PMPA in Q3-2022.

The movement in current income taxes payable for the three months ended March 31, 2024 is as follows:

(in thousands)	Current Taxes (Payable) Receivable
Current taxes receivable - December 31, 2023	$ 5,935
Current income tax recovery - income statement	(59)
Income taxes paid	116
Foreign exchange adjustments	(141)
Current taxes receivable - March 31, 2024	$ 5,851

Global Minimum Tax
The Company is within the scope of GMT under the OECD Pillar Two model rules (“Pillar Two”).  Subject to tax legislation enacting Pillar Two being passed in the jurisdictions where the Company and its subsidiaries operate, the group is liable to pay a top-up tax for any deficiency between the minimum tax rate of 15% and the effective tax rate per jurisdiction. The Canadian parent company, as well as its Luxembourg subsidiary (Silver Wheaton Luxembourg S.a.r.l., or “Silver Wheaton Luxembourg”) have an effective tax rate that exceeds 15% or are in a loss position. The group’s subsidiaries that operate in the Cayman Islands have an effective tax rate of 0%.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Jurisdictional updates are as follows:

Canada
On May 2, 2024, the Canadian Federal Government introduced the Federal budget bill, C-69, into parliament which contains the GMTA reflecting application of GMT to in-scope companies for fiscal years commencing on or after December 31, 2023. However, as at the date of this MD&A, the legislation related to the GMTA has not been enacted. If enacted as drafted, the proposed Canadian rules in the GMTA would apply to the income of the Company’s Cayman Island subsidiaries from January 1, 2024.

Luxembourg
Pillar Two legislation was enacted in Luxembourg on December 22, 2023. The rules are applicable from January 1, 2024. As discussed above, Silver Wheaton Luxembourg has an effective tax rate in excess of 15%. The Luxembourg Pillar Two legislation also contains an undertaxed profits rule which is effective January 1, 2025, that would allow Luxembourg to collect Pillar Two top-up taxes related to the Company’s subsidiaries operating in the Cayman Islands if the GMTA were not enacted in Canada. Given the Canadian government’s stated intent to enact the GMTA, the Company does not expect the Luxembourg Pillar Two legislation to have a material impact on the Company.

Cayman Islands
To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

The Company does not operate in any jurisdiction where Pillar Two legislation was effective as for the three months ended March 31, 2024. As a result, the Company has recorded no current tax expense associated with GMT, although the Cayman Islands subsidiaries had net earnings of $165 million with 15% of such amounting to $25 million. The Company will recognize the tax expense associated with GMT in its consolidated financial statements in the appropriate period relative to when the legislation is enacted.

Liquidity and Capital Resources1
As at March 31, 2024, the Company had cash and cash equivalents of $306 million (December 31, 2023 - $547 million) and no debt outstanding under its Revolving Facility (December 31, 2023 - $NIL).

In the opinion of management, the $306 million of cash and cash equivalents as at March 31, 2024, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 25 through 27 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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A summary of the Company’s cash flow activity is as follows:

Three Months Ended March 31, 2024
Cash Flows From Operating Activities
During the three months ended March 31, 2024, the Company generated operating cash flows of $219 million, with the $84 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended March 31, 2023	$135,104
Variance attributable to revenue (see page 18):	$82,341
Changes in accounts receivable	3,610
Total increase to cash inflows attributable to sales	$85,951
Variance attributable to cost of sales, excluding depletion:
Sales volume	$(16,682)
Sales mix differences	7,262
Cost per ounce	(171)
Changes in working capital, excluding accounts receivable	(692)
Total increase to cash outflows attributable to cost of sales	$(10,283)
Total increase to net cash inflows attributable to gross margin	$75,668
Other variances:
General and administrative	(2,122)
Donation and community investment	35
Share based compensation - PSUs	5,546
Finance costs	(55)
Income taxes	3,228
Other	1,976
Total increase to net cash inflows	$84,276
Operating cash inflow for the three months ended March 31, 2024	$219,380

Share Based Compensation – PSU Variance
The decrease to cash outflows relative to PSUs was due to a lower PSU payout in 2024 compared to 2023 resulting from a lower share price.

Cash Flows From Financing Activities
During the three months ended March 31, 2024, the Company had net cash inflows from financing activities of $4 million, as compared to $9 million for the comparable period of the previous year, with the major sources of cash flows being as follows:
	Three Months Ended March 31
(in thousands)	2024	2023
Share purchase options exercised	3,816	9,376
Lease payments	(148)	(202)
Cash generated from financing activities	$ 3,668	$ 9,174

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

Cash Flows From Investing Activities
During the three months ended March 31, 2024, the Company had net cash outflows from investing activities of $463 million, as compared to $41 million during the comparable period of the previous year, with the major uses of cash flow being as follows:
	Three Months Ended March 31
(in thousands)	2024	2023
Payments for the acquisition of new PMPAs [1]:
Platreef PMPA	$ (411,500)	$ -
Kudz Ze Kayah PMPA	(38,500)	-
Curipamba PMPA	(100)	-
Goose PMPA	-	(31,250)
Panoro early deposit PMPA	-	(750)
	$ (450,100)	$ (32,000)
Acquisition of long-term equity investments	(751)	(8,144)
Payments for the acquisition of new royalty agreements:
DeLamar Royalty	(4,875)	-
Mt Todd Royalty	(7,000)	-
Other	(770)	(833)
Total cash (used for) generated from investing activities	$ (463,496)	$ (40,977)

1)	Excludes closing costs.

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Contractual Obligations and Contingencies1

Mineral Stream Interests
The following tables summarize the Company’s commitments to make per-ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement	Date of Original Contract
Constancia	50%	$420 ²	Life of Mine	8-Aug-12
Salobo	75%	$425	Life of Mine	28-Feb-13
Sudbury	70%	$400	20 years	28-Feb-13
San Dimas	variable ³	$631	Life of Mine	10-May-18
Stillwater	100%	18% ⁴	Life of Mine	16-Jul-18
Marathon	100% ⁵	18% ⁴	Life of Mine	26-Jan-22
Other
Minto	100% ⁶	50% ⁶	Life of Mine	20-Nov-08
Copper World	100%	$450	Life of Mine	10-Feb-10
Marmato	10.5% ⁵	18% ⁴	Life of Mine	5-Nov-20
Santo Domingo	100% ⁵	18% ⁴	Life of Mine	24-Mar-21
Fenix	6% ⁵	18% ⁴	Life of Mine	15-Nov-21
Blackwater	8% ⁵	35%	Life of Mine	13-Dec-21
Curipamba	50% ⁵	18% ⁴	Life of Mine	17-Jan-22
Goose	2.78% ⁵	18% ⁴	Life of Mine	8-Feb-22
Cangrejos	6.6% ⁵	18% ⁴	Life of Mine	16-May-23
Platreef	62.5% ⁵	$100 ⁵	Life of Mine ⁵	7-Dec-21 ⁸
Curraghinalt	3.05% ⁵	18% ⁴	Life of Mine	15-Nov-23
Kudz Ze Kayah	6.875% ⁷	20%	Life of Mine	22-Dec-21 ⁸
Early Deposit
Toroparu	10%	$400	Life of Mine	11-Nov-13
Cotabambas	25% ⁵	$450	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Fenix – reduced to 4% once the Company has received 90,000 ounces of gold, with a further reduction to 3.5% once the Company has received 140,000 ounces.
e.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
f.	Curipamba – reduced to 33% once the Company has received 145,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
i.
Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

j.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
k.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)
The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp., announced the suspension of operations at the Minto mine.

7)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement	Date of Original Contract
Peñasquito	25%	$4.50	Life of Mine	24-Jul-07
Constancia	100%	$6.20 ²	Life of Mine	8-Aug-12
Antamina	33.75%	20%	Life of Mine	3-Nov-15
Other
Los Filos	100%	$4.68	25 years	15-Oct-04
Zinkgruvan	100%	$4.68	Life of Mine	8-Dec-04
Stratoni	100%	$11.54	Life of Mine	23-Apr-07
Neves-Corvo	100%	$4.46	50 years	5-Jun-07
Aljustrel	100% ³	50%	50 years	5-Jun-07
Minto	100% ⁴	$4.39	Life of Mine	20-Nov-08
Pascua-Lama	25%	$3.90	Life of Mine	8-Sep-09
Copper World	100%	$3.90	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$4.00	Life of Mine	n/a ⁵
Marmato	100% ⁶	18% ⁷	Life of Mine	5-Nov-20
Cozamin	50% ⁶	10%	Life of Mine	11-Dec-20
Blackwater	50% ⁶	18% ⁷	Life of Mine	13-Dec-21
Curipamba	75%	18% ⁷	Life of Mine	17-Jan-22
Mineral Park	100%	18% ⁷	Life of Mine	24-Oct-23
Kudz Ze Kayah	6.875 ⁸	20%	Life of Mine	22-Dec-21 ⁹
Early Deposit
Toroparu	50%	$3.90	Life of Mine	11-Nov-13
Cotabambas	100% ⁶	$5.90	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)
Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

4)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
5)	Terms of the agreement not yet finalized.
6)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
b.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
c.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

9)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

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Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract
Palladium
Stillwater	4.5% ²	18% ³	Life of Mine	16-Jul-18
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21 ⁴
Platinum
Marathon	22% ²	18% ³	Life of Mine	26-Jan-22
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21 ⁴
Cobalt
Voisey's Bay	42.4% ²	18% ³	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.
Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]
(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total
Payments for mineral stream interests & royalty
Salobo [2]	$163,000	$-	$16,000	$64,000	$243,000
Copper World [3]	-	231,150	-	-	231,150
Marmato	80,032	41,968	-	-	122,000
Santo Domingo	-	260,000	-	-	260,000
Fenix Gold	25,000	-	-	-	25,000
Curipamba	30,625	131,625	-	-	162,250
Marathon	-	147,601	-	-	147,601
Cangrejos	19,300	126,000	126,000	-	271,300
Curraghinalt	-	55,000	-	-	55,000
Loma de La Plata	-	-	-	32,400	32,400
Mineral Park	115,000	-	-	-	115,000
Kudz Ze Kayah	5,000	-	-	-	5,000
Mt Todd Royalty	10,000	-	-	-	10,000
DeLamar Royalty	4,875	-	-	-	4,875
Payments for early deposit mineral stream interest
Cotabambas	-	-	-	126,000	126,000
Toroparu	-	-	-	138,000	138,000
Kutcho	-	-	29,000	29,000	58,000
Leases liabilities	663	1,182	1,306	4,655	7,806
Total contractual obligations	$453,495	$994,526	$172,306	$394,055	$2,014,382

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3)	Figure includes contingent transaction costs of $1 million.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

Salobo
The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project, with the Salobo complex exceeding an average throughput of 32 Mtpa over a 90-day period. As a result, Wheaton paid Vale $370 million on December 1, 2023, representing the amount due for completion of the first phase of the Salobo III expansion project.
The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $163 million if throughput is expanded beyond 35 Mtpa by January 1, 2025.
In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.
Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 additional upfront cash payments of $25 million, payable subject to certain customary conditions.

Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.2 million, which includes $150,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $148 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos
Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023, the Company is committed to pay additional upfront consideration of $271 million. Of this amount, $15 million is to be paid 12 months after the closing date, $4 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt
Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.
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Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Mineral Park
Under the terms of the Mineral Park PMPA, the Company is committed to pay total upfront cash payments of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million.

Kudz Ze Kayah
Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

Mt Todd Royalty
Under the terms of the royalty agreement with Vista, the Company is committed to pay additional upfront cash payment of $10 million to advance Mt. Todd and for general corporate purposes, with the payment being due in in June 2024 subject to the commencement of exploration drilling program of at least 6,000 meters and other customary conditions.

DeLamar Royalty
Under the terms of the royalty agreement with Integra, the Company is committed to pay additional upfront cash payment of $5 million to advance DeLamar project, with the payment being due in in July 2024 subject to customary conditions.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments 1
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

1 The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules.  The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital
During the three months ended March 31, 2024, the Company received proceeds of $4 million from the exercise of 158,148 share purchase options at a weighted average exercise price of Cdn$33.20 per option. During the three months ended March 31, 2023, the Company received cash proceeds of $9 million from the exercise of 397,636 share purchase options at a weighted average exercise price of Cdn$31.17 per option.
During the three months ended March 31, 2024, the Company released 68,277 RSUs, as compared to 59,672 RSUs during the comparable period of the previous year.
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

As of May 9, 2024, there were 453,316,077 outstanding common shares, 1,412,843 share purchase options and 337,136 restricted share units.

At the Market Equity Program
The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at March 31, 2024 the Company has not issued any shares under the ATM program.

Financial Instruments
The Company owns equity interests in several companies as long-term investments (see page 11 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

New Accounting Standards Effective in 2024
Amendment to IAS 1- Presentation of Financial Statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The adoption of this amendment did not have a material impact on the Company’s financial statements.

Future Changes to Accounting Policies
IFRS 18 - Presentation and Disclosure in Financial Statements.
In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

Non-IFRS Measures
Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2024	2023
Net earnings	$164,041	$111,391
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	(183)	(175)
Income tax (expense) recovery recognized in the Statement of OCI	(96)	(3,954)
Income tax recovery related to prior year disposal of Mineral Stream Interest	-	(2,672)
Other	(173)	(159)
Adjusted net earnings	$163,589	$104,431
Divided by:
Basic weighted average number of shares outstanding	453,094	452,370
Diluted weighted average number of shares outstanding	453,666	453,159
Equals:
Adjusted earnings per share - basic	$0.361	$0.231
Adjusted earnings per share - diluted	$0.361	$0.230

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [32]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2024	2023
Cash generated by operating activities	$219,380	$135,104
Divided by:
Basic weighted average number of shares outstanding	453,094	452,370
Diluted weighted average number of shares outstanding	453,666	453,159
Equals:
Operating cash flow per share - basic	$0.484	$0.299
Operating cash flow per share - diluted	$0.484	$0.298

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [33]

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023
Cost of sales	$125,231	$96,964
Less: depletion	(63,676)	(45,000)
Cash cost of sales	$61,555	$51,964
Cash cost of sales is comprised of:
Total cash cost of gold sold	$40,362	$31,035
Total cash cost of silver sold	19,411	18,997
Total cash cost of palladium sold	869	866
Total cash cost of cobalt sold [1]	913	1,066
Total cash cost of sales	$61,555	$51,964
Divided by:
Total gold ounces sold	92,019	62,605
Total silver ounces sold	4,067	3,749
Total palladium ounces sold	4,774	2,946
Total cobalt pounds sold	309	323
Equals:
Average cash cost of gold (per ounce)	$439	$496
Average cash cost of silver (per ounce)	$4.77	$5.07
Average cash cost of palladium (per ounce)	$182	$294
Average cash cost of cobalt (per pound)	$2.96	$3.30

1)	Cash cost per pound of cobalt sold during the first quarter of 2023 was net of a previously recorded inventory write-down of $1 million, resulting in a decrease of $3.18 per pound of cobalt sold.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [34]

iv.
Cash operating margin is calculated by adding back depletion to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023
Gross margin	$171,575	$117,501
Add back: depletion	63,676	45,000
Cash operating margin	$235,251	$162,501
Cash operating margin is comprised of:
Total cash operating margin of gold sold	$150,327	$88,161
Total cash operating margin of silver sold	77,247	66,681
Total cash operating margin of palladium sold	3,808	3,869
Total cash operating margin of cobalt sold	3,869	3,790
Total cash operating margin	$235,251	$162,501
Divided by:
Total gold ounces sold	92,019	62,605
Total silver ounces sold	4,067	3,749
Total palladium ounces sold	4,774	2,946
Total cobalt pounds sold	309	323
Equals:
Cash operating margin per gold ounce sold	$1,633	$1,408
Cash operating margin per silver ounce sold	$19.00	$17.78
Cash operating margin per palladium ounce sold	$798	$1,313
Cash operating margin per cobalt pound sold	$12.53	$11.74

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [35]

Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend is fixed at $0.155 per common share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 9, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on May 29, 2024 and is expected to be distributed on or about June 11, 2024. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Controls and Procedures
Disclosure Controls and Procedures
Management is responsible for establishing and  maintaining adequate internal control over financial reporting and disclosure controls and procedures, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company’s internal controls over financial reporting during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitation of Controls and Procedures
The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [36]

Attributable Reserves and Resources
The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2023, unless otherwise noted.

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,39)

		December 31, 2023 (6)										December 31, 2022
		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	216.9	0.38	2.64	599.8	0.34	6.60	816.7	0.35	9.24	72%	834.3	0.35	9.48
Stillwater (13)	100%	10.9	0.36	0.13	49.5	0.37	0.59	60.4	0.37	0.72	69%	60.2	0.37	0.72
Constancia	50%	242.8	0.05	0.39	31.1	0.03	0.03	273.9	0.05	0.43	61%	246.1	0.06	0.47
Sudbury (11)	70%	8.2	0.40	0.11	20.2	0.22	0.14	28.4	0.27	0.25	75%	30.4	0.33	0.32
San Dimas (14)	25%	0.5	3.47	0.06	0.4	2.69	0.04	0.9	3.11	0.09	95%	1.1	3.32	0.12
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	3.3	3.16	0.33
Cangrejos (11,31)	6.6%	-	-	-	43.5	0.55	0.76	43.5	0.55	0.76	85%	-	-	-
Platreef (11,35)	62.5%	-	-	-	69.8	0.30	0.67	69.8	0.30	0.67	79%	-	-	-
Blackwater (11,27)	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	19.8	0.74	0.47
Santo Domingo (11,25)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,28)	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	124.2	0.07	0.28
Copper World Complex (21)	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	-	-	-
Curipamba (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose (11,30)	2.78%	0.2	5.54	0.04	0.3	6.29	0.06	0.5	5.97	0.10	93%	0.8	5.97	0.14
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix (11,26)	6%	3.8	0.50	0.06	3.1	0.45	0.05	6.9	0.48	0.11	75%	6.9	0.49	0.11
Curraghinalt (11,33)	3.05%	0.0	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	-	-	-
Mt Todd (11,36)	1%	0.7	0.84	0.02	1.7	0.75	0.04	2.4	0.77	0.06	92%	-	-	-
Kudz Ze Kayah (11,34)	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	-	-	-
DeLamar (37)	1.5%	0.2	0.46	0.002	1.2	0.39	0.02	1.4	0.40	0.02	72%	-	-	-
Total Gold				4.94			10.09			15.04				13.43
Silver
Peñasquito (10)	25%	30.9	37.9	37.7	41.8	30.1	40.5	72.8	33.4	78.2	80%	79.1	34.0	86.5
Constancia	100%	485.6	2.7	42.9	62.1	2.2	4.5	547.7	2.7	47.3	70%	492.1	3.0	47.4
Antamina (10,11,18)	33.75%
Copper		37.1	7.0	8.4	16.5	10.0	5.3	53.7	7.9	13.7	75%	63.6	7.4	15.1
Copper-Zinc		9.8	17.0	5.3	12.8	17.0	7.0	22.6	17.0	12.4	75%	31.7	14.1	14.4
Zinkgruvan	100%
Zinc		4.3	62.1	8.6	6.7	80.9	17.5	11.0	73.6	26.1	83%	9.3	68.9	20.6
Copper		1.3	34.5	1.4	0.2	38.8	0.2	1.4	35.0	1.6	70%	1.7	33.6	1.8
Neves-Corvo	100%
Copper		2.6	31.8	2.7	18.6	33.2	19.8	21.2	33.0	22.5	24%	21.2	33.2	22.6
Zinc		4.0	67.9	8.7	17.6	62.1	35.1	21.6	63.2	43.8	30%	22.3	62.9	45.1
Aljustrel (19)	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	35.5	44.5	50.7
Mineral Park	100%	42.4	2.6	3.5	141.3	2.4	11.1	183.7	2.5	14.6	61%	-	-	-
San Dimas (14)	25%	0.5	264.6	4.2	0.4	254.0	3.4	0.9	259.7	7.6	94%	1.1	272.8	9.5
Cozamin (11,20)	50%
Copper		-	-	-	3.9	42.9	5.4	3.9	42.9	5.4	86%	5.4	45.6	8.0
Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	118.2	6.7	25.6
Marmato (11,15)	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	30.2	6.1	5.9
Copper World Complex (21)	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	75.5%	516.6	4.6	76.7
Blackwater (11,27)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Kudz Ze Kayah (11,34)	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	-	-	-
DeLamar (37)	1.5%	0.2	23.3	0.1	1.2	16.5	0.6	1.4	17.3	0.8	37%	-	-	-
Total Silver				239.7			243.1			482.8				484.6
Palladium
Platreef (11,35)	5.25%	-	-	-	5.5	2.0	0.35	5.5	2.0	0.35	87%	-	-	-
Stillwater (11,13)	4.5%	0.3	10.5	0.10	1.3	10.6	0.45	1.6	10.6	0.55	90%	1.8	10.6	0.60
Total Palladium				0.10			0.80			0.90				0.60
Platinum
Platreef (11,35)	5.25%	-	-	-	5.5	1.9	0.34	5.5	1.9	0.34	87%	-	-	-
Marathon (11,28)	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	28.1	0.2	0.18
Total Platinum				0.16			0.35			0.52				0.18
Cobalt
Voisey's Bay (11,22)	42.4%	6.6	0.10	15.1	6.6	0.12	17.3	13.2	0.11	32.3	84%	13.0	0.12	33.2
Total Cobalt				15.1			17.3			32.3				33.2

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [37]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,39)

		December 31, 2023 (6)
		Measured			Indicated			Measured & Indicated			Inferred
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	16.8	0.17	0.09	396.8	0.24	3.01	413.6	0.23	3.10	204.0	0.29	1.87
Stillwater (13)	100%	21.1	0.30	0.21	19.3	0.26	0.16	40.4	0.28	0.36	113.8	0.33	1.22
Constancia	50%	39.2	0.04	0.05	46.6	0.04	0.06	85.8	0.04	0.11	18.5	0.07	0.04
Sudbury (11)	70%	2.9	1.20	0.11	2.6	0.47	0.04	5.4	0.85	0.15	2.0	0.44	0.03
San Dimas (14)	25%	0.2	5.94	0.03	0.1	2.24	0.01	0.3	4.20	0.04	1.0	3.67	0.12
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15
Minto (38)	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Cangrejos (11,31)	6.6%	-	-	-	20.6	0.38	0.25	20.6	0.38	0.25	13.0	0.39	0.16
Platreef (11,35)	62.5%	-	-	-	7.9	0.26	0.07	7.9	0.26	0.07	15.8	0.26	0.13
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	4.2	1.45	0.198	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.12
Santo Domingo (11,25)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,28)	100%	30.2	0.07	0.06	39.6	0.06	0.08	69.8	0.06	0.14	19.1	0.04	0.03
Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Curipamba (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,30)	2.78%	0.0	4.94	0.004	0.1	5.18	0.01	0.1	5.13	0.02	0.1	6.64	0.03
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,26)	6%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03
Cotabambas (12,23)	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57
Curraghinalt (11,33)	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07
Mt Todd (11,36)	1%	0.0	1.15	0.0001	0.1	1.50	0.01	0.1	1.49	0.01	0.4	0.77	0.01
Kudz Ze Kayah (11,34)	7.27%	-	-	-	0.2	1.64	0.01	0.2	1.64	0.01	0.0	1.18	0.002
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	1%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Black Pine Royalty (32)	0.5%	-	-	-	1.0	0.49	0.02	1.0	0.49	0.02	0.1	0.42	0.002
DeLamar (37)	1.5%	0.1	0.27	0.001	1.0	0.21	0.01	1.0	0.21	0.01	0.4	0.25	0.003
Total Gold				1.16			5.83			6.99			5.07
Silver
Peñasquito (10)	25%	9.4	24.5	7.4	39.3	25.1	31.8	48.7	25.0	39.1	5.7	25.4	4.7
Constancia	100%	78.4	2.2	5.5	93.1	2.0	5.9	171.5	2.1	11.5	36.9	3.6	4.3
Antamina (10,11,18)	33.75%
Copper		61.8	8.0	15.9	99.0	9.0	28.6	160.8	8.6	44.5	192.2	9.0	55.6
Copper-Zinc		14.9	20.0	9.5	51.4	18.0	29.7	66.3	18.4	39.3	91.3	15.6	45.7
Zinkgruvan	100%
Zinc		3.5	61.4	6.9	4.2	63.5	8.6	7.7	62.5	15.5	15.7	91.3	46.1
Copper		1.9	33.4	2.0	0.3	12.2	0.1	2.2	30.6	2.1	0.2	28.9	0.2
Neves-Corvo	100%
Copper		5.1	48.5	8.0	28.9	50.4	46.9	34.0	50.2	54.8	14.0	28.3	12.8
Zinc		8.3	62.1	16.5	34.7	57.5	64.1	43.0	58.4	80.6	4.1	63.2	8.3
San Dimas (14)	25%	0.2	446.2	2.4	0.1	193.0	0.9	0.3	327.1	3.3	1.0	306.3	9.7
Aljustrel (19)	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Mineral Park	100%	22.6	2.1	1.5	261.5	2.0	16.9	284.1	2.0	18.4	341.2	1.5	16.2
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	3.3	40.7	4.3	3.5	41.4	4.6	2.2	41.8	3.0
Zinc		-	-	-	1.4	36.5	1.7	1.4	36.5	1.7	1.7	33.8	1.8
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Minto (38)	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Copper World Complex (21)	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Cotabambas (12,23)	100.0%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Kudz Ze Kayah (11,34)	7.21%	-	-	-	0.2	186.4	1.4	0.2	186.4	1.4	0.0	143.4	0.2
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
DeLamar (37)	1.5%	0.1	12.9	0.03	1.0	10.0	0.3	1.0	10.2	0.3	0.4	8.4	0.1
Total Silver				172.4			537.7			710.0			306.1
Palladium
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater (11,13)	4.5%	0.21	9.0	0.06	0.2	7.2	0.04	0.4	8.1	0.11	1.1	9.3	0.34
Total Palladium				0.06			0.06			0.12			0.36
Platinum
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02
Marathon (11,28)	22%	7.14	0.2	0.04	9.4	0.1	0.04	16.5	0.1	0.08	4.3	0.1	0.01
Total Platinum				0.04			0.05			0.09			0.04
Cobalt
Voisey's Bay (11,22)	42.4%	0.5	0.06	0.6	0.4	0.07	0.6	0.9	0.06	1.2	2.7	0.12	7.2
Total Cobalt				0.6			0.6			1.2			7.2

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [38]

Notes on Mineral Reserves & Mineral Resources:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.
Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
a.
Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
b.
both employees of the Company (the “Company’s QPs”).
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Aljustrel mines, Blackwater project, Cangrejos project, Cozamin mine, Curipamba project, Curraghinalt project, Fenix project, Goose project, Kudz Ze Kayah project, Kutcho project, Marathon project, Neves-Corvo mine, Platreef project, San Dimas mine, Santo Domingo project and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2023 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.
Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018.  Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

b.	Mineral Resources for the Black Pine project are reported as of February 15, 2024.
c.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.
d.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.
e.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.
f.	Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.
g.	Mineral Resources for the Cotabambas project are reported as of November 20, 2023.
h.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.
i.	Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.
j.	Mineral Resources for the DeLamar project are reported as of August 25, 2023 and Mineral Reserves as of January 24, 2022.
k.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of October 16, 2023.
l.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.
m.	Mineral Resources for the Kudz Ze Kayah project are reported as of May 31, 2017 and Mineral Reserves as of June 30, 2019.
n.	Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.
o.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
p.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.
q.	Mineral Resources and Mineral Reserves for the Marathon project are reported as of December 31, 2022.
r.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.
s.	Mineral Resources for the Metates royalty are reported as of January 28, 2023.
t.	Mineral Resources for the Mineral Park project are reported as of October 30, 2021 and Mineral Reserves as of September 29, 2023.
u.	Mineral Resources for the Minto mine are reported as of March 31, 2021.
v.	Mineral Resources for the Platreef project are reported as of January 28, 2022 and Mineral Reserves as of January 26, 2022.
w.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.
x.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2023.
y.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.
7.
Process recoveries are the Company’s estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.
b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.50 per pound copper, $1.10 per pound zinc, $11.10 per pound molybdenum and $21.50 per ounce silver.
c.	Blackwater project – NSR cut-off of Cdn$13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.
d.	Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.
e.
Constancia mine – NSR cut-off of $6.40 per tonne for Constancia and $7.30 per tonne for Pampacancha assuming $1,700 per ounce gold, $23.00 per ounce silver, $4.00 per pound copper and $12.00 per pound molybdenum.

f.	Copper World Complex project – $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver and $1,650 per ounce gold.
g.
Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill assuming $3.55 per pound copper, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [39]

h.	Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.
i.	Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.
j.
DeLamar project – NSR cut-offs of $3.55 and $3.65 per tonne for Florida Mountain and DeLamar oxide leach and $4.20 and $4.65 per tonne for Florida Mountain and DeLamar mixed leach, all assuming $1,650 per ounce gold and $21.00 per ounce silver.

k.	Fenix project – 0.235 grams per tonne gold cut-off assuming $1.650 per ounce gold.
l.	Goose project:
i.	Umwelt – 1.72 grams per tonne gold cut-off for open pit and 3.9 grams per tonne for underground.
ii.	Llama – 1.74 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.
iii.	Goose Main – 1.70 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.
iv.	Echo – 1.60 grams per tonne gold cut-off for open pit and 3.5 grams per tonne for underground.
m.
Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,310 per ounce gold, $18.42 per ounce silver, $3.08 per pound copper, $0.94 per pound lead and $1.10 per pound zinc.

n.
Kutcho project – NSR cut-offs of Cdn$38.40 per tonne for oxide ore and Cdn$55.00 per tonne for sulfide for the open pit and Cdn$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

o.
Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

p.	Marathon project - NSR cut-off of Cdn$16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.
q.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.
r.	Mineral Park project - NSR cut-off of $10.50 per tonne assuming $2.81 per pound copper, $14.25 per pound molybdenum and $16.13 per ounce silver.
s.	Mt Todd project – 0.35 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,600 per ounce gold.
t.
Neves-Corvo mine – NSR cut-offs ranging from EUR 49 to 82 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

u.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.
v.
Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3.00 per pound copper.

w.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.
x.	San Dimas mine – $1,850 per ounce gold and $22.50 per ounce silver.
y.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper, $1,290 per ounce gold and $100 per tonne iron.
z.
Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder assuming $1,500 per ounce 2E PGM prices.

aa.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.
bb.
Voisey’s Bay mines – NSR cut-offs of Cdn$28.00 per tonne for Discovery Hill Open Pit, Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

cc.
Zinkgruvan mine – NSR cut-offs ranging from SEK 950 to 1,100 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.
b.
Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $53.80 per tonne NSR cut-off for the undergound, both assuming $3.50 per pound copper, $1.30 per pound zinc, $13.30 per pound molybdenum and $24.60 per ounce silver.

c.	Black Pine – 0.2 grams per tonne gold cut-off assuming $1,800 per ounce gold.
d.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.
e.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.
f.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.
g.
Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,700 per ounce gold, $23.00 per ounce silver, $4.00 per pound copper and $12.00 per pound molybdenum.

h.
Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i.	Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.
j.	Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.
k.	Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.
l.
Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

m.
DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent cut-off for stockpile, all assuming $1,800 per ounce gold and $21.00 per ounce silver

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [40]

n.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.
o.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.
p.
Kudz Ze Kayah project – NSR cut-off of Cdn$25 per tonne for open pit and Cdn$95 per tonne for underground assuming $1,300 per ounce gold, $20.00 per ounce silver, $3.50 per pound copper, $1.05 per pound lead and $1.50 per pound zinc.

q.
Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

r.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
s.
Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

t.
Marathon project – NSR cut-off of Cdn$15.00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.  NSR cut-off of Cdn$13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

u.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.
v.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.
w.	Mineral Park project - 0.15 percent copper equivalent cut-off assuming $3.45 per pound copper, $10.00 per pound molybdenum and $23.00 per ounce silver.
x.	Minto mine – NSR cut-off of Cdn$35.00 per tonne for open pit and Cdn$70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.
y.	Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,300 per ounce gold.
z.
Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $4.20 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

aa.	Pascua-Lama project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.
bb.	Peñasquito mine - $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.
cc.	Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off.
dd.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.
ee.	San Dimas mine – 215 grams per tonne silver equivalent cut-off assuming $2,000 per ounce gold and $24.50 per ounce silver.
ff.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.
gg.
Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill assuming $1,500 per ounce 2E PGM prices.

hh.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.
ii.
Sudbury mines - $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

jj.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.
kk.
Voisey’s Bay mines – NSR cut-off of Cdn$28 per tonne for Discovery Hill Open Pit and Cdn$250 per tonne for Reid Brook and Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ll.
Zinkgruvan mine – NSR cut-offs ranging from SEK 740 to 920 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 800 to 830 per tonne for the copper Mineral Resources assuming $4.20 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:
a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 23, 2024.
b.	Peñasquito – Newmont’s December 31, 2023 Resources and Reserves press release dated February 22, 2024 and
c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.
The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.
11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest, Cangrejos gold interest, Curraghinalt gold interest, Kudz Ze Kayah gold and silver interests, Platreef gold, palladium and platinum interests, Mt Todd royalty and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.
The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.
The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines.  Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [41]

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002.  Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document.  As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:
a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238
b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323
14.
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.
The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter.  Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.
Under the Company’s Toroparu Early Deposit Agreement, the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s Metates Royalty entitles the Company to a 0.5% net smelter return royalty.
18.
The Antamina PMPA provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
20.
The new Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.
22.
The Voisey’s Bay PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine.  Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.
Under the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.
Under the Brewery Creek Royalty, the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek project, above which the NSR will increase to 2.75%.  Victoria Gold has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0 million.  Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.
The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.
The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

27.
The Blackwater Silver and Blackwater Gold PMPAs provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.
The Marathon PMPA provides that Gen Mining will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.
The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.
In connection with Sabina’s exercise of its option to repurchase 33% of the Goose gold stream on a change in control,  the gold delivery obligations under the Goose PMPA with Sabina, a subsidiary of B2Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.
The Cangrejos PMPA provides that Lumina will deliver gold equal to 6.6% of the gold production until 0.7 million ounces are delivered and 4.4% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 6.6% / 4.4% basis.

32.	The Black Pine Royalty provides that the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.
33.
The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine.  Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

34.
The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine.   Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35.
The Platreef Gold PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met. The Platreef Palladium and Platinum PMPA provides that Ivanhoe will deliver 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% for a tail period which will terminate on certain conditions being met.  Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

36.
The Mt Todd Royalty provides that the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine.  Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

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37.	The DeLamar Royalty provides that the Company will be entitled to a 1.5% net smelter return. Attributable resources and reserves have been calculated on the 1.5% basis.
38.	On May 13, 2023, Minto announced the suspension of operations at the Minto mine.
39.
Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project and DeLamar project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:
•	the future price of commodities;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company's assessment of taxes payable, including the implementation of a 15% global minimum tax, and the impact of the CRA Settlement;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [44]

•
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•
risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•
risks relating to the implementation of a 15% global minimum tax, including the Federal budget bill, C-69, which contains the GMTA reflecting application of global minimum tax to in-scope companies for fiscal years beginning on or after December 31, 2023 and the legislation enacted in Luxembourg that applies to the income of the Company’s Luxembourg subsidiary as of January 1, 2024 and the Company and its other subsidiaries from January 1, 2025;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
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•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	equity price risks related to Wheaton’s holding of long‑term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting;
•
other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
•
that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•
that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [46]

that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2024, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.
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CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM

New York Stock Exchange: WPM
London Stock Exchange: WPM

DIRECTORS
GEORGE BRACK, Chair
JAIMIE DONOVAN
PETER GILLIN
CHANTAL GOSSELIN
JEANE HULL
GLENN IVES
CHARLES JEANNES
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Strategic Development

GARY BROWN
Senior Vice President
& Chief Financial Officer

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
TSX Trust Company
301 – 100 Adelaide Street West
Toronto, Ontario M5H 4H1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS
Deloitte LLP
Vancouver, Canada

INVESTOR RELATIONS

EMMA MURRAY
Vice President, Investor Relations
T:  1 604 684 9648 TF: 1 844 288 9878
E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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